Filed by Tailwind Two Acquisition Corp. (Commission File No. 001-40170)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Terran Orbital Corporation

This filing relates to the proposed business combination between Tailwind Two Acquisition Corp., a Cayman Islands exempted company (“Tailwind Two”), and Terran Orbital Corporation, a Delaware corporation (“Terran Orbital”), pursuant to the terms of an Agreement and Plan of Merger, dated as of October 28, 2021 (as it may be amended, supplemented or otherwise modified from time to time), by and among Tailwind Two, Titan Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Tailwind Two, and Terran Orbital.

The following is a transcript of a webcast interview first made available on March 4, 2022.

SPEAKERS

Cody Willard, General Roger Teague, Marc Bell, Kellie McGann

Kellie McGann 00:05

Hey everyone, welcome. We're gonna let everybody funnel in but thank you for joining us. Welcome everyone. Thanks everyone for being here.

Cody Willard 00:19

Hello everybody and thanks for being here. Hi Marc, Kellie.

Marc Bell 00:23

Thank you for having me today.

Kellie McGann 00:25

We're really glad you guys are here. I'd love for everybody. If you can access the chat feel free to tell us where you're coming in from let's see. I'll let you guys… we're gonna get started in just a minute thanks everyone for being here Marc, Cody, how are you guys doing today?

Cody Willard 01:09

I I'm fine. The markets on the other hand? Not fine. We have a market crash going on as we're talking. NASDAQ down more than 2% semiconductor stocks down three and a half percent run for the hills everybody sell it all. No, just kidding. Just kidding.

Kellie McGann 01:31

No investment advice is happening on this presentation.

Cody Willard 01:32

Let's not go crazy. But let's not panic. Fear and greed. Those are the enemies.

Marc Bell 01:38

You know, the market is sliding. And AMD is doing okay.

Cody Willard 01:43

AMD at this moment not so good. Down 4%.

Marc Bell 01:48

Were flat for the day. Oh, so we're okay.

Cody Willard 01:53

I thought you said AMD is in...

Marc Bell 01:56

Defense has overall been doing well. But it's been...Tailwind Two is doing okay right now.

Kellie McGann 02:04

All right. We have another special guest joining. Let me name him here. We're working on some technical things. But we'll get started in just a second. Come on in Oh, we're very excited. We have one more guest

Cody Willard 02:21

A complete panel.

Kellie McGann 02:24

All right. So without further ado, this was a special last minute guest addition, we have General Roger Teague with us today. We're really excited for him to be here too. So I'm going to kind of kick us off. And we're just going to introduce this lovely panel. I'm Kellie from Republic. Thank you guys all so much for joining. I'm a marketing director here. And I am joined by Marc Bell, Cody Willard and General Roger Teague. And we're going to be talking about, you know, satellites and defense solutions and the conflict in Ukraine and investing and all of that good stuff. So I'd love to first kick it off to Marc to just give a quick intro of himself.

Marc Bell 03:05

Yeah, thank you very much for having us today. We are thrilled to be here. And I am Marc Bell, I'm chairman and CEO of a defense company called Terran Orbital. And what we do is we solve problems from space for the DOD and the IC community. And that has been our mission now for almost 10 years. And we're in the process of merging into a SPAC called Tailwind Two - symbol is TWNT on the New York Stock Exchange. And that is happening the end of this month. So we're pretty excited. And you know, we are one of the largest providers of manufacturers of small sats here in the country. And we're the guys who invented the CubeSat. It was invented by a guy named Dr. Jordi Puig-Suari and Dr. Bob Twiggs. Jordi had a company called Tyvak, where he did this and we acquired Tyvak in 2013. So all these new space companies you keep hearing about, really were built off the technology that we created here at Tyvak. And with that, I'll let Roger you introduce yourself. You bet.

General Roger Teague 04:11

Thank you very much, Marc. Good morning, everyone. My name is Roger Teague. 35 years in the aerospace and defense business, 31 years serving in our United States Air Force. I retired back in 2017 as a major general and then I worked for another two and a half years as the Vice President of Space intelligence and missile defense for the Boeing Company. And then in January of 2020, I was fortunate to be able to hook up with Mark and have joined and working hard to bring Terran Orbital and you know feel the great capabilities that Terran Orbital is going to be able to provide here in this critical time. So again, look forward to the discussion here today. But back over to you Kellie.

Kellie McGann 05:00

Thanks. I'd love for Cody, I'll kick it right back over to Cody to introduce himself.

Cody Willard 05:06

Cody Willard, full time job is hedge fund managing. I also write about all of the trades and analysis that I do, you can find that at tradingwithcody.com. I'm also the founder of a space cleaning - space debris cleaning cryptocurrency. We'll probably hit on that a little bit later. And I'll talk a little bit more about that I'm sure as we delve into space, I'm my hedge fund is an investor in SpaceX, relativity space, several privately held space companies as well as Rocket Lab and a few publicly traded space companies that I have started buying. And I do think that over the next five to ten years, the space revolution is probably the single, clearest, most obvious multi trillion dollar economy that is about to be embarked upon in our world and our entire galaxy, I guess it's not just planet over anymore.

Kellie McGann 06:11

Thank you for that. Cody, we're going to dive into that even more in a few minutes. But just to kick us off, I think it would be remiss if we did not kind of talk about Ukraine. And you know, this webinar was actually planned a few weeks ago, before, things kind of, you know, everything rapidly changed. And so we kind of pivoted to discuss this and to bring that to the forefront. And Republic's going to be doing some things next week. So keep an eye on like social and email, and we'll be sharing how we're kind of getting involved. But today, we're definitely going to take a lens and look into that, and how, you know, space and satellites and defense solutions in the conflict in Ukraine. Work together So before we dive into some of those kinds of complex topics, I'm going to ask if we can kind of start off with the basics, I'd love to hear some of your perspectives on what opportunities currently exist in space. And what both are all of you are excited about, I'd love to pass it to Cody first, cause I know you had some really interesting insights and just kick us off with kind of, you know, what you were just talking about, around this space revolution.

Cody Willard 07:18

So you can even sort of think of it a little bit like the smartphone revolution. Over time, over decades, the semiconductor chips in the software got so advanced, and, and cheaper and cheaper and cheaper. And what's happening with space is the platform is getting us up there. And the cost to get to launch to get things into space CubeSats or big satellites or human beings is dropping towards de minimis levels.Over the last ten or twenty years, the prices are down more than 95% to get something up in space, it will continue to drop, it will drop another 95% over the next five years. And it will be . . . not free. But compared to what we have are accustomed to it will be basically free to travel or to send things into space, say 10 years from now. And that gives you an entire platform then to build all these different kinds of services and applications that can then be built in space. And, you know, we can again go back to the smartphone revolution. And I wasn't smart enough to know that people would create apps that I would be able to find my dog down the street because of GPS satellite positioning combined with my smartphone. But there were people smart enough to do that. And I knew 10 years ago that yes, you unleash the entrepreneurial spirits of the people that have a platform that can reach billions of people. And you end up with trillion dollar economies. Apple, Google and many apps do that now. This is the next phase. Over the next five or 10 years, there will be new services that I don't conceive of, you haven't thought of. But just for an example, if you want to go to the Kentucky Derby or the Super Bowl instead of holding your smartphone up during the greatest moments of the event, you will tell Hey Siri, use the satellite technology around me and 5g stuff everywhere to create a video feed from my perspective where I'm standing watching this, that type of stuff will happen in five or 10 years, maybe even sooner. There will be great ideas and concepts. Oh, look, Siri heard me. It's recording everything. At any rate, the space revolution will become a multi trillion dollar economy. We're probably just now in the top of the first inning. Let's not get crazy. It's going to be a long ride to get to where we're going. It will take years for these valuations to truly come to play. But you will have multi trillion dollar companies that are space centric 10 years from now.

Marc Bell 09:54

It's funny you say that because about 10 years ago I was over at SpaceX. And we were talking about their big rockets and how my iPhone has more computing power than the space shuttle. But I had an idea I was at the Milken conference and had this idea. And I called it the ultimate selfie. And it was what I wanted to do is build a constellation of satellites, that when I'm at a football game, I can look up to press take a selfie of me, and have that image of me sitting in my seat texted to my phone. I mean, who wouldn't pay 99 cents for that, wherever they go.

Cody Willard 10:29

You know, this works, though you won't even pay for it will be ad supported, they'll track everything. And then you'll be able to get that selfie for free. You don't even have to pay.

Marc Bell 10:38

But then we realize how much of it cost to build it. And I said, Well, I got to find a way to make more money, so I can afford to make my ultimate selfie. And that's how we ended up in this business. And when people talk about you here, everyone was fascinated with launch, you know, SpaceX, Rocket Lab, all these space rockets, startups, everybody's fascinated with it. And you know, SpaceX really, you know, revolutionized it, because they lowered the cost of launch to where it became affordable, affordable for anybody really to put a rocket with a satellite into space. But nobody talks about, you hear the government talks about 50,000 satellites are going to be launched over the next 10 years. That's an enormous amount of satellites, compared to what's in orbit today. But nobody talks about who's going to build it. And we are the last independent manufacturer of small sats here in the United States, so that somebody is gonna be someone like us, and we are rapidly building out our capabilities. So we can go ahead and build thousands of satellites a year to meet the demand for all these great ideas from space, and good ideas, both for commercial and civil be so like NASA, but also for the DOD and the IC community, for the military, as we're seeing with Ukraine today, how important that is from space, having ISR capabilities that unfortunately, Ukraine didn't have before this conflict.

Cody Willard 11:59

You're going have to tell everyone what ISR and DOD are sorry, you're assuming everyone knows what department of defense is, too, by the way, but do tell.

Marc Bell 12:08

I'll let Roger simplify it for me.

General Roger Teague 12:10

Thanks. Thanks, Marc. Again, ISR specifically stands for intelligence, surveillance and reconnaissance capabilities. But in essence, it's the ability to see and understand what's going on around you. In every medium, whether it's sea, land, air or space, it's critically important to be able to surveil and, and consistently monitor exactly what's going on around you, what the enemy might be doing, what you really want to be able to do is be able to intercept and or be able to understand exactly what's going on so that you can prepare accordingly and get that information into decision makers hands. And that they can correspondingly make decisions and take actions that might otherwise lead to you know, a different outcome and be able to counter what an enemy might be planning or strategizing to do. So it's critically important that we have surveillance and reconnaissance capabilities. This is nothing new. But when you start bringing this into the space domain, and fielding large persistent constellations of satellites that can see literally the earth anywhere anytime. It becomes of tremendous value to warfighting commanders. And I think that's a critical difference and a critical enabler, frankly, a huge differentiator that Terran Orbital is specifically bringing to the aerospace and defense market.

Cody Willard 13:39

Can I add, if I could real quick that it, you know, we're talking about defense and stuff. But as you talk about that, one of the things I want to remind people is that this is not space revolution, and we are going to talk about Ukraine and defense and why it's so important today. But it's also about feeding the world and solving world hunger, creating better lives for all of us, whether you're the middle class or the lower class or the upper class, wherever your economic regime might be. It's about creating new things. And when you talk about, you know, real time surveillance, being able to see things like farmers will be able to manage crops better, and again, we don't know all the different ways that people will be able to use cheap satellites that we can send up cheaply, and that you know, better lasers, better heat imagery, better whatever the different technologies we keep putting on these small satellites that Terran can build and send out into space build constellations that do all of these incredible things. It's not just about tourism or defense.

Kellie McGann 15:04

Cody, I would love for you to continue. And I'm also curious if anyone can kind of touch on like, you know, we've talked a lot about how this technology is changing from the last like 20 years to these newer satellites that are coming out, could anyone touch a little bit on that, and kind of what the implication is.

Cody Willard 15:18

On the financial side real quick. And then obviously, we've got panels to panelists that can talk about that a lot better in the actual specifics of what those satellites do. But one of the things that I will full disclosure, I'm also short, some older space companies, Maxar, and some other ones. And I don't recommend individual investors go out and bet against companies like that. But again, I run a hedge fund, and part of my job is to hedge my space stocks with other companies. And so companies like Maxar, or Telesat, Iridium, some of these companies, most older satellite companies have billions of dollars sunk into their old satellites, and it cost them hundreds of millions of dollars to get those satellites up into space, you've got an entirely disruptive business model now, where Terran Orbital or others can actually build satellites that are much more capable than the satellites that were sent up 10 or 20 years ago, at one, you know, 1/100, or 1/10 of the cost of those older satellites, gets them up into space at 1/100 of the cost that it took to get something up into space 20 years ago. And so you've got an entire satellite revolution that is building right here right now. I'll shut up now, please take it away, Marc and or General Teague.

Marc Bell 16:38

So think about it a few different ways, you know, what used to cost a billion dollars to build and take 10 years to make now cost $10 million dollars to build and takes 12 to 24 months to make. So the cost has gone down and the functionality has gone up. We could do more with less, faster than it could be done before. So a customer comes to us with a problem. And we give them a solution from space. So currently, we build we build constellations for other people. And then we will be building one of our own. But that was also an example of a customer coming to us with a solution or solving from space. But the solution was that we build it, but we built everything. So we built 5g like phones, internet of things, you know internet from space, we build what's called electro optical imaging, which is photography from space, taking pictures of the Earth, we build a technology called SAR, synthetic aperture radar, which was a technology that it was the domain of militaries and governments the past 50 years, we're finally commercializing it. And Roger why don't you tell them two seconds about SAR.

General Roger Teague 17:49

You bet Marc. SAR allows you to source the technology. It's radar imaging from space. But it allows you not only to see, you know, surveil large sections of the Earth at any one time, but most importantly is its day, night and all weather. Typical electro optical, if your camera can only capture imagery when it's under sunlight conditions. And so when the Earth is half the Earth is covered in darkness. It's limited already. And then the other of the half that is sunlit. At any one time, at least half of it is typically covered in clouds. And so your business model from a business perspective, your ability to collect images get severely restricted very fast. SAR solves that problem. SAR allows you to see day night through, you know clouds, through storms and whatnot and really surveil the Earth at any one time. And Cody I think you really hit the nail right on the head and you know the attractiveness of the price point and being able to then at that price point and at those reduced cost of launch. It allows you to field large constellations of these types of capabilities to surveil the entire Earth with single digit minute kind of revisit rates, i.e. having a persistent eye on any area of the Earth as needed. And that becomes incredibly, incredibly valuable.

Marc Bell 19:24

And if you think of what's going on to the Ukraine today, most activity that the Russians are doing they're doing it night, or they doing when it's bad weather, because they know the majority of satellites in orbit today are the ones that take pretty pictures like you see in the Google Earth of your home. They know it needs a clear sunny day the sun's got to be shining, no cloud cover to take a picture and they know that and but with SAR we could see through the clouds we could see at night so they can't hide and knowledge is power. And that is you know, that's one of the one of the things that's very important for people to realize. It's all the things that don't happen in this world, because the US government has all this knowledge from space in order to prevent things from happening before they happen.

Cody Willard 20:10

Out of curiosity, does SAR penetrate ocean? Can it see submarines moving around in the Black Sea?

General Roger Teague 20:24

The known applications...And it really depends upon you know, there are certainly capabilities that SAR can do with regard to depending upon the application and how you specifically refine the wavelength associated with it and how you're trying to apply it against a particular material or object.

Cody Willard 20:47

So, not necessarily yet. But they are to..

General Roger Teague 20:52

To your point, if we can detect soil moisture and soil content, right, so I can understand, hey, how that might then affect crop yield in a particular area at any one time from as an agricultural example. That's tremendously valuable information. And so it depends upon the client, the object that's being surveilled, and how you're ultimately applying. But there are a lot of different uses.

Cody Willard 21:18

I'm glad you brought up the food supply part again, because, again, in my mind, when I picture how do satellites help farmers, better yields, it's not just imagery, it is soil content, moisture content, and again, that's where I'm not smart enough to have thought about the fact that we could send satellites that have some sort of technology that allows farmers to know that they need to water better in that one part of the field and not on the other part of the field, but someone was, and that's the stuff that's going to be over the next five or ten years that we don't know how all the different incredible services and applications that SAR will itself enable.

Marc Bell 22:01

It's also things like helping with global warming, you know, we can monitor ice flows, monitor when icebergs break off, when you saw when you have the oceans arising because when you see the depths of things, you know, it's very important to how your data now like I said earlier, knowledge is power, and all different kinds of things you can image with SAR, you get then use that data to solve problems real life real world problems today, here on Earth.

Kellie McGann 22:29

Marc, would you mind kind of pivoting and kind of talking about how that powerful SAR technology and some of the work that you're doing in the Ukraine right now is, is happening kind of live.

Marc Bell 22:41

So we're lucky enough that you know, we own some of our own satellites that do different things, you know, we've never publicize it. We haven’t you know, spoken about it before. Until tonight. We watch a lot of people out there going and putting images to the New York Times and the Wall Street Journal and saying to CNN, but that's not helping the Ukrainians. Realize that when you send them those images, the Russians watch CNN too, you know, you're not helping them because they're just gonna move. The second they see that picture. They're smart, they're just gonna move away. And they're not helping the Ukrainians. The goal is to give the Ukrainians data and knowledge and support and help to maintain democracy in Europe. And it's great how the world is really coming together to support them. And we want to support them by helping them by providing them data and information that can be useful to them to protect themselves.

Kellie McGann 23:34

Yeah. Thank you. All right. Well, let's continue to talk a little bit more about, you know, these use cases and applications. So you talked a little bit about the 50,000 satellites that are going to be put into orbit. We read that that quote was from the Space Development Agency's website that said analysts predicted that for 50,000 new satellites in the next 10 years, Cody, would you mind kind of kicking us off and talking about, like, what's wrong with those satellites now and how you see the use cases for these satellites now and maybe touching a little bit? I think this was new to me when I first started talking to you guys. The difference between these low orbit, multi satellite constellations versus the older, larger satellites?

Cody Willard 24:21

Yeah, sure. So as Marc mentioned earlier, a CubeSat is small satellites. I mean, the way I almost try to picture it is sending a computer, the computer server up into space, instead of putting it in a server farm. You send it up into space and what you put on that computer, like a computer here on Earth, you can put all kinds of different chipsets and software sets in there and communicate with it and talk to it and even, you know, update it like you do your Tesla over the air. But that's certainly wasn't the case, you know, 10 or even 20 years ago, or even the giant satellites that NASA sends out to go observe Mars or others, satellite solar systems, you know, those things are giant buildings size and the technology as Marc mentioned earlier, it's almost decades it was decades in the making to get these giant NASA satellites up. Whereas, you know, you could be a university right now and you've got a satellite, a space division at your university. And you guys have got these ideas of, again, I'm not smart enough to know the great applications, but someone at a university is sitting there, like, why wouldn't we from space, do this. And they contact Terran, and they're like, hey, we need to build a satellite that does this cool stuff, and uses lasers, and SAR and microwaves and heat imagery plus video feeds. And it's got algorithms that tie into some server farms that we partnered with Amazon Web Services to tie it all in together. And Starlink is going to make it all work even faster than it used to. And suddenly, you're not even, like, space just becomes another facet of our economy and of the technology revolution in the Internet revolution, the app revolution, the smartphone revolution, it smart glasses revolution, the smart eyeball revolution, the chipsets inside of your body, in five or 10 years Bill Gates isn't actually designed to put in your body, and you're worried about it. But Elon Musk is designing to put into your body and you guys are all clapping and cheering for him. Not sure why you're so paranoid about Bill Gates, and not about Elon Musk. But that's another topic entirely. Fact of the matter is 50,000 satellites will be up in the air, there is going to be new technologies and new services that we haven't even thought of yet. And the technologies themselves the costs, drop, drop, drop, drop, drop and getting those satellites up there. It's cheaper, cheaper, cheaper, and the United States needs to be first. Otherwise, China and Russia will own… the low Earth orbit versus higher earth orbit. The low Earth orbit is where Starlink and these other satellites are focused. And if we don't build satellite constellations in low Earth orbit, China will and someone's got to get there first, we still need to get to space debris and space junk and how that is the single biggest impediment to any of this working. And I do have a solution. Sktls.com. It's free. There are no founders tokens. It is a cryptocurrency 100% dedicated to cleaning up space debris that will be increasing exponentially as we send 50,000 satellites into low Earth orbit.

Marc Bell 27:54

It's funny to say we've talked about space debris, you know, we obviously live that nightmare every day. And it's a tremendous issue out there. And we were designing our next generation of satellites have similar to what airplanes have today, they have something called the TCAS, so traffic collision avoidance system. And so we're building that into satellites will move out of the way of debris. And we also build satellites, which do what's called space situational awareness. So we're mapping debris in space in real time. But there really needs to be a solution on how to get rid of that debris, and bring it down to earth. And it's very irresponsible, how these foreign governments are blowing things up in space to prove a point, and to flex their muscles per se. But they're creating hazards for everybody, not just for ourselves, but everybody out there they're creating hazards for, and governments need to be more responsible, and how they work. It's not just Leo, it's Middle Earth orbit, it's geosynchronous orbit, you have all these satellites being affected by all this junk in space. And, and there's a great website called stuffin.space, where you get to see all this junk live and where it's flying around the earth. And they do a really great job of seeing it, you can click on a piece of junk it tells you when it was launched, and who's responsible for it. And people got to clean up their own mess. The great thing about what we build is all our satellites, we laugh, it's sustainability in space. And it truly is, all of our satellites are designed to deorbit on their own when their lifespan is over. So they all go ahead and come into the atmosphere they burn up turn into water vapor and we leave a zero footprint behind in space.

Cody Willard 29:38

The only issue being...that if one of those bolts or pieces of specks of dust are flying around at 17,000 miles per hour in orbit, in low Earth orbit, where to hit one of those satellites. It changes the trajectory and you hopefully right then mark it would still end up falling towards the atmosphere. But no guarantees when it hits space junk.

Marc Bell 30:03

But the great part of building these constellations we're building now of hundreds of satellites is that one satellite gets knocked out of orbit, there's lots of redundancy built into the constellation where it used to be, you built one satellite, put it up 43,000 miles a geosynchronous, and spent billions of dollars on it. And if that gets hit, you're in deep trouble. Now, it's like if one gets knocked out, it's okay. We keep going. And that's the beauty that look at Starlink they had they had 40 satellites get caught in a solar wind. And you know what, he just keeps going? And it's okay, it's a cost of doing business. And because he's still building a constellation, that would have cost hundreds of billions of dollars years ago, that now is costing you millions of dollars. Roger, you want to add anything?

General Roger Teague 30:48

Yeah, no, I was just going to pick up on the point that Cody mentioned with regard specifically the specific intent of Space Development Agency, and the need and desire frankly, intent of the US national security, space community and our government to drive resiliency into our space architectures. General John Hyten former vice chairman of the Joint Chiefs of Staff used to remark and talk to some of our satellite capabilities as big fat juicy targets in space. They represent a strategic vulnerability. And frankly, that is the impetus behind this space development agency's intent to drive large constellations, proliferated constellations of satellites, if you will, to disaggregate and to disperse our capabilities, provide them across many layers, and functioning missions across many layers, if you will, hundreds and even thousands of satellites performing rather than just one or two or X number of bigger satellites performing those same missions.

Cody Willard 32:01

General, I actually had a question on this very topic, what you know, as, as we're, as the tensions with Russia, escalate. And you know, space Roscosmos is talking about not sending rockets to or that NASA might use things, there's already starting to be some tensions with the space programs between the United States and Russia, clearly, and I mean, you know, that sort of failure come play at this point, right? What are the risks that Russia targets, our satellite systems, and that they have the capability of doing such? And thereby how bad would like can you give, can you frame just how nightmarish are even just like trying to buy something off of Amazon, much less the defense systems in the United States being able to work if Russia were to actually actively target our satellite systems in space?

General Roger Teague 32:58

Well, even more to the point, it's, it's our very economy, and it's our international way of life. In fact, you know, around the world, so many systems and capabilities are fundamentally reliant on space and space capabilities. You mentioned early in the broadcast here, Cody, the critical importance critical importance of GPS, not only for precision navigation, but more important for precision timing, every banking transaction that you perform, where every time you swipe, your credit card has a precision time allocated to that specific transaction, and it has to sync up exactly correct, or it won’t go through. And so everything would grind to a halt very, very quickly, if it were not for the space capabilities that we have deployed and, frankly, are very, very dependent upon. To your earlier question, I would just remark that both the Chinese and the Russians have demonstrated on orbit, space capabilities, anti-satellite space capabilities, the Chinese blew up one of their own weather satellites back in 2007. Frankly, that got our attention and was the impetus that said you know, what, we've got to start rethinking our space architectures. And hence, that created the wave towards ultimately our nation going after and supporting large constellations, as I've described earlier, but I think you've seen a huge shift in momentum at the whole government level through the National Security Space Council through the Department of Commerce, and even our Congress through the National Defense Authorization Act, to field and take advantage of and leverage commercial capabilities as rapidly as possible. Again, your driving resiliency in every mission area. So we don't we're not vulnerable to cheap shots and drivebys and nosy neighbors and all those kinds of bad behaviors that typically go on right here on Earth. Oh, by the way, those same kinds of things are going on in space. And so we're taking in the Space Development Agency, the US Space Force, the US Air Force, all of your major services are taking deliberate action to incorporate more and more capabilities in a more disaggregated and dispersed manner.

Cody Willard 35:14

Thank you. It's fascinating. I think we've got some Q&A, we're eventually going to have to get to.

Kellie McGann 35:20

Yes, yes. I want to touch on one quick thing. It sounds like, you know, there's no doubt about the massive need for these satellites. I'd love to kind of touch on another slight issue surrounding them. What about the nature? How about how they're being impacted by the global supply chain and domestic production? I know, we're seeing a lot of problems with the supply chain in recent months and years, and what it means to kind of work in government contracts with regards to building products domestically. Marc, could I pass that one to you?

Marc Bell 35:51

Sure, you know, we are no different as we've been hit by the shortage of chips, and the shutdown and restarted many of our suppliers. We're very lucky that we manufacture 85% of our components in house, we build over 65 modules for our satellites. And we look at them as Legos, we just mix and match as we build our satellites. But we're continuing to vertically integrate, we continue to buy supply chain to guarantee us our ability. So the next three years will own 100% of our supply chain or vertically integrate with the exception of solar panels that we use with which we get from Lockheed Martin, where we have a strategic cooperation agreement with them. And so we're very, very cognizant. You know, we were lucky in one aspect that we didn't have to close during COVID, we were COVID, we were considered a part of the national interest. And so we stayed open the whole time. And thankfully, everybody stayed safe. But we were impacted just like everybody else. But that that impact is is getting smaller and smaller as every day goes on. As we as we get more and more control over our supply chain.

Cody Willard 36:57

I'll just mention as a hedge fund manager investment guy, not necessarily space related, but somewhat still defense related, certainly. Intel has become my biggest position in the last few weeks or month for a lot of different reasons, but including the fact that Taiwan Semiconductor in Taiwan is at risk. Taiwan's at risk watching Ukraine and Russia, there's parallels to China and Taiwan, and Tesla, Apple, my phone, my car, the ships, the helicopters that the Department of Defense uses, all use chips from Taiwan Semiconductor and even talk about supply chain issues. We there's a single… besides space over the next five or 10 years, with the development of this Russian breakout into Europe crisis these tensions happening. I think we've ended the liberalized globalized economy paradigm that I've spent my lifetime investing in. And my baseline assumptions of the way the world works, I think changed, supply chains included. And there's going to be a major multi-trillion dollar movement of domesticating all supply chains, from plastics to metals to rare earth minerals to develop finished goods to balance.

Marc Bell 38:26

You know, you're so right on so many levels about Intel, because you know, we look at it as a defense contractor. And with cybersecurity being such an issue nowadays. We are not we are not allowed to buy chips offshore, we have to buy things that were built and made here in America, because everything now that the Chinese have put code in it, they could see into it. And so Intel is a tremendous bet. Because it has to be, you know, this whole what made America lost its ability to manufacture things. We all got used to buying everything from China. And you know, and we funded China and we have to realize we need to build everything, we need to come back to our roots. Remember the used to have Made in America, that slogan that they had for years. And we have to get back to that, you know, we need to create after COVID, we need to create jobs. And the last thing we want to do was to see the DoD spending money buying things with from companies that are based offshore owned by foreign entities, they should be focused on spending money here in America today.

Cody Willard 39:26

Well and Marc, but even to the point, you don't know that you'll be able to get it. If China invades Taiwan, it's very possible that they one day go you know what, we don't sell chips to America anymore. And then it doesn't matter how much they cost or if it was Chinese and it's got secret code that's tracking stuff. You're not even gonna be able to put it in your satellites or in your car. And that is something that you know, it's it hit real in when COVID hit and the supply chain disruptions happened and inflation started creeping in the economy broadly. But the Ukraine Russia invasion and China's lack of participating in the liberalized world's reaction to this. It raised it, I was already starting to really get into Intel before this, and you know, the supply chains themselves from chips to everything have to come onshore, I think that is a major movement, space, will actually, by the way, help all of that help supply chains manage themselves, help track where things are the Internet of Things from space, we'll know that your new chip, the your new phone is on that ship that's coming over from probably not China, maybe Mexico or something. Anyway, let's hop into Q&A. Because we're running long,

Kellie McGann 40:51

I think. Yeah, if there's nothing else at all, I'd love to just hop into some of the questions that we got throughout the session. So we got a question about how -- about these small satellites? How long will these small satellites exist in orbit? What is the lifespan of a single satellite before it needs to be retired?

Marc Bell 41:14

So we there are lots of kinds of small satellites, the ones that are low Earth orbit lasts about five years. And that's because they're not radiation hardened. So the sun will beat up on the batteries radiation from the sun. So we say it's got a five year lifespan, can they last 6, 7, 8 years? Absolutely. But we tell people five years is their minimum lifespan that they're going to survive. And the good part is what used to cost. Like I said earlier, we used to cost a billion now it costs 10 million. So it's still cheaper to replace that satellite every five years. So no one ever thought of a manufacturing business before as a recurring revenue business. And that's really what we are, we're a recurring revenue business. Because once we get a customer, we got to keep replacing their satellites for the next 25 years.

Cody Willard 41:58

Marc, I think most business most satellite companies at this point, if they don't, look, there's a lot of low Earth orbit satellite companies out there, right, several publicly traded and some of them say that their satellites should last more than five years. And that is a major red flag. Because number one, it probably won't. And number two, the technologies in five years will be such that you'll want to replace your satellites that you sent up five years ago. I was pulling up my phone for the same reason, right? Five year recurring maybe three to five year recurring purchase price of recurring revenue, I buy my new phone.

Marc Bell 42:38

How many listeners on the call today? Have it? I have a phone older than five years?

Cody Willard 42:42

And I bet very few, very few.

General Roger Teague 42:47

And that's exactly consistent with the Department of Defense in the intelligence community with the United States Government intent as well as to replenish these constellations to keep them current to take advantage of Moore's Law and continue to evolve technologically and the baseline performance of these systems.

Kellie McGann 43:08

Great, thank you. Okay, so we have a kind of technical question here about, you know, some of the companies on the call. So, someone else can you clarify this sequence of business flow? From my understanding Terran Orbital was a private startup acquired by TWNT and now going to IPO. So can someone, Marc probably, clarify kind of the flow there and what's going on?

Marc Bell 43:29

Well, I guess I should clarify. So, last fall, Terran Orbital reached an agreement to merge with Tailwind Two which today trades on the ticker TWNT. Tailwind Two into is a special purpose acquisition company otherwise known as a SPAC which you hear about, and if and when the transaction closes, the shares of TWNT will be exchanged for shares in our company, Terran Orbital, which will be which will be with Tailwind Two. So I hope that kind of maybe clarifies how that all comes together. And we'll have a new stock symbol called LLAP post de-spac.

Cody Willard 44:02

I would think most people watching this have probably been around a SPAC in the last year. It was hard to not be involved at some point in the last year there was you can stand on walls on the corner of Wall Street and not get in the head with a SPAC.

Marc Bell 44:20

SPACs have gotten a bad rap. The reality is, you know, you could do an IPO, you can do a direct listing, or you can do a SPAC, and a SPAC gives you the highest likelihood and likely chance to close. If we try to do an IPO two weeks ago, it would have been a market out the Dow was having a horrible day, the book would have evaporated before the market opened and we never would have gone public. With a SPAC you're going to go public. But the problem is you have a lot of companies merging into SPACs today that never should be public. And that's true with some of you have gone to space and a lot of other industries. They're too small. You know, we're a real company with real revenues, real backlog We just added 170 million dollars of contracts and awards. We announced I think a week and a half ago to our backlog. I mean, we have an amazing management team of people like Roger on board, and a lot of his compatriots. We're very purpose built company. But a lot of these startups have merged into SPACs and that has given SPACs kind of a bad name. So we try to avoid, we think of SPACs as a four letter word and avoid it. And we just think of it as we're going public. And we what we are, we are capital intensive. If you look at what we're building in Florida, we're building will be the world's largest satellite assembly facility. 660,000 square feet of space, almost a kilometer long, from end to end, you can go to terranorbital.com and see pictures of it and renderings of it. And it's being paid for by the state of Florida, the Space Florida $300 million, they're putting up for it. And I will be able to produce 1000 satellites a year from that facility alone. And we're not stopping there. We just added another facility in Irvine, California, where we were building another 60,000 square feet, we're going to continue to add more space and continue to grow as demand continues to pick up.

Cody Willard 46:09

There was a SPAC bubble. I mean, there was a speculative crappy stock bubble too where companies who had been, you know, penny stocks that had been public for five or 10 years, if they changed their name and pretended they were electric vehicle related. They went up 1,000%, too. And now all of that stuff is popped, you know, they, those fraudulent, crappy companies have dropped 90,95, 99% on their way to zero. This speculative SPACs that weren't fraudulent, are down 30, 40, 50% and might come back. There is certainly like anything, you can't just write off SPACs in general. SPACs aren't bad. But there were a lot of bad SPACs. I own companies that came public via a SPAC, including Rocket Lab I mentioned earlier, nothing wrong with SPAC per se, there was a lot of wrong with the SPACs that came out. Doesn't necessarily mean that every SPAC was bad. Just was another wave coming public. And certainly guys look, in the bubble there was a lot of fraud and a lot of horrible stuff that happened that just that you know, in the crypto world right now, there's a lot of fraud and horrible stuff happening. Please be careful.

Kellie McGann 47:23

Yeah, thank you for that. We have a few other questions even just more about the satellites. Is there anything else we wanted to cover on Terran and Tailwind?

Marc Bell 47:32

No, lets get to people's questions, let's see what we can get. It's all about it's all about them today.

Kellie McGann 47:37

Yeah. So we have an interesting question here about, like the use cases for the sats. And if the police department could even use them to track movements and different things like that, or if that kind of data is too small to effectively capture.

Cody Willard 47:54

Not necessarily today, but in five years. I mean, yes, surveillance state, it will get worse with as space capabilities increase.

Marc Bell 48:05

There are a lot of laws here in the US to protect people's privacy from space. It's interesting. So we could do we, we can watch everybody in the streets of Moscow, we can't do it here in the US. It's a lot of a lot of protections to protect people's privacy here in the United States. So, but the right this is all to protect people in the United States from outsiders think of it that way. Did I get the right, Roger.

General Roger Teague 48:28

Yep, Marc. That's exactly right.

Cody Willard 48:30

I'm a little more cynical about it, then the other two guys on the board. But yes, I think there certainly are protections but you know, the capabilities will be there. And a lot of people will break rules, including police departments.

General Roger Teague 48:44

Cody, I would give a nod though, to the regulatory environment, specifically being enabled by the Department of Commerce towards commercial space companies. It's eased quite a bit. And it's made our lives much easier to be able to do business and pursue these kinds of opportunities that we see. We're very, very grateful for that. We monitor it closely and have great working relationships with them, you know, to make sure that we're doing exactly what you're insinuating. You're making sure we're in compliance in accordance with our licensing, right, and the overall operation.

Kellie McGann 49:22

Great, thank you for that. Alright, here's another question. Do you see the satellite manufacturing sector becoming similar to the automotive sector in terms of the number of suppliers or will it be vertically integrated by few actors?

Marc Bell 49:35

It will be there'll be a lot of consolidation. We've already seen a lot of consolidation. So we used to have a lot of competitors. Raytheon bought one of our competitor Blue Canyon, Boeing bought another one of our competitors Millennium and like the board, they got assimilated and disappeared. And so there's a lot of consolidation going on. But we are building industry 4.0 manufacturing facilities, we're working towards full robotic additive manufacturing augmented reality, we have kids wearing headsets now where they can actually look and put together a satellite. If you know how to use an Xbox, I can put you on an assembly line in 30 minutes and have you start building a satellite. It's pretty amazing technology. And we're continuing to try and do and we continue to evolve our products. And we're always innovating. And unlike the car industries, the car is still a car, you know, 100 years later, it's got four wheels do the same thing. We're trying to do much different things every day. And we try to come up with new ideas and new what we call payloads is what the satellite does from space, new things that you do with space and new problems on the earth we can solve from space.

Cody Willard 50:44

I would just say by the way, that cars are about to start driving themselves, like my Tesla will at least come to the front of the store if I call for it. And I don't think that cars did that 10 or 20 years ago, I am teasing you a little bit there Marc. By the way, look, I think Marc is totally right there is there will be a lot of consolidation. But they're also going to be 1000s of startups related to space that are coming into the market over the next five or 10 years, hundreds of those will come public in the next five or 10 years. And dozens of those will be worth hundreds of billions of dollars. And a handful of those will be worth trillions of dollars.

Marc Bell 51:25

It's great that you've talked about cars driving themselves. So we actually have been doing. We've been doing AI in space for quite a long time. And so we have satellites now as soon as we have drones in space autonomous vehicles in space. And we have a program now that we're working on, where two satellites will go find each other space autonomously, and they're going to dock with each other, or they're gonna undock do some maneuvers, and they're gonna find each other again. Now imagine, imagine a needle in a haystack, except the haystack is bigger than planet Earth. And if that is two objects that are this big, have to find each other and meet up and get hooked up to connect to each other autonomously. With no help from humans on the ground.

Cody Willard 52:06

It almost sounds like like two crows or ravens. And will those two satellites then forever have a bond? And what were their children look like?

Marc Bell 52:17

Lots of little satellites, what's a little satellites?

Cody Willard 52:21

You talking about? CubeSat. We're getting a little baby Cubesats. And why wouldn't that happen? By the way? I can. I'm just picturing that I've never really thought about the fact that why wouldn't I my daughter likes Pringles so I happen to have one on my desk here. So why wouldn't in five or 10 years, some satellites, you could have a constellation . . . you could send up 3000 of these in one Falcon nine ship and have an entire constellation of Pringles satellites.

Marc Bell 52:50

You laugh people actually are thinking about this. This is real. This is real world stuff you're talking about. You're ahead of the curve here. You are way ahead of the curve.

General Roger Teague 52:59

General J. Raymond makes reference to a Russian satellite that basically follows the exact concept that you're describing here, Cody, and it's a nesting doll, kind of satellite. So suddenly, they thought there was one launch and then lo and behold, there became 2, 3, 4 satellites coming out of that single vehicle. And so those kinds of concepts and ideas are already actually in work.

Cody Willard 53:25

See, that's what I mean. I'm not smart enough to have thought of them yet. It just came up, because I saw a Pringles box on my desk right now.

General Roger Teague 53:31

Yeah, he got me thinking about Pringles right now.

Marc Bell 53:35

We need to build a Pringles NFT in space DAO. So Pringles is watching this, think about it a Pringles NFT in space.

Cody Willard 53:43

Yeah. And don't forget, by the way, everybody go to sktls.com. Get the free AirDrop, we don't collect your information. We don't have any founders tokens. I'm not getting rich on it, unless I buy and get the airdrop like all of you. And then by the way, the only thing the way that SKTLs Space Crypto works is if early adopters and space enthusiasts do end up using it. So go to sktls.com and learn more about it. I wanted to throw out another shameless.

Kellie McGann 54:15

Thank you, Cody. I'm alright, let's wrap up with one more question. We're talking about smaller and smaller and smaller satellites. So we had a question saying what about beyond low Earth orbit? Are there opportunities for those small satellites beyond low Earth orbit? And what are some examples?

Marc Bell 54:31

So we do everything from very low Earth orbit to we have we have two satellites going to the moon shortly. We're going to be mapping the moon with infrared. And we're going to be helping to build a comms system for the first lunar base. And those two will be launching this year. And so we're now working on ideas for deep space missions, missions to Mars. We have a lot of things on the books. It's very exciting. All the things,

Cody Willard 54:57

Marc, those satellites that you're that you're picturing sending to Mars over the next several years. CubeSat size? What are we talking about?

Marc Bell 55:06

Most of our satellites are now the size of a small fridge to the main refrigerator in your kitchen is predominately what we build. We haven't built a CubeSat in quite a few years now.

Cody Willard 55:16

And in five years, though, is the trend going smaller?

Marc Bell 55:19

They've been getting bigger. And but that's not because you need more electricity and more power. CubeSats demonstrated that it was doable. But to make it really practical, you need to be in that 150 to 500 kilogram weight. To really make it you have enough electricity and have batteries on board to do something.

Kellie McGann 55:42

Thank you. Okay. All right, General Teague, please.

General Roger Teague 55:46

I was just gonna say that today. Hopefully, we will continue to see advancements in technology. And we can drive in smaller and smaller, but he's exactly right. That's where we are today. And obviously, we're gonna keep pushing the envelope.

Kellie McGann 55:59

Cool. Yeah, it sounds like you guys are primed to do that. While we're almost out of time, I want to just thank you guys so much for your willingness to hop on and this discussion. Is there any last things you want to add? Marc or anyone else?

Marc Bell 56:13

I just want to say thank you for having us? Yes, Cody, I will be buying some SKTLs after this call.

Cody Willard 56:18

Oh, no, you don't even have to bite you can't buy SKTLs yet. Go get it for free. You just got to give them your wallet number and AirDrop to you on space day you there is no way. We can't take money, we will never take money. We give away the SKTLs away to early adopters, and to companies that clean up space debris in space. That's the entirety of it. I wanted to just say that look, I wanted to reiterate one last time that the space revolution is not about greed. It is not about egos, getting rich people to tour space. It is about feeding children to make the world a better place a safer place, a better place to live. And space technologies make that happen. And if we don't do it, then nefarious people will end up getting into space. And you talk about a surveillance state nightmare. That's that's where you head if the United States in some sort of semblance of freedom doesn't actually accommodate what happens in space over the next five or 10 years.

Marc Bell 57:23

Great. Thank you very much. Really appreciate everyone's time. And we I want to thank everybody for joining us today on this podcast. Really great to have everybody on board. Thank you.

Kellie McGann 57:32

Yep. And we have some final questions about how they people can get involved, invest, we'll send out a follow up email as well with all of the relevant information. So thank you everyone for joining.

Marc Bell 57:46

Thank you Kellie for moderating this. Really appreciate it.

Kellie McGann 57:47

Thank you, Marc. Thank you, General Teague. Thank you, Cody.

Cody Willard 57:51

Thanks, General. And thank you, Kellie.

About Tailwind Two Acquisition Corp.

Tailwind Two is a blank check company “for founders, by founders” – formed for the purpose of effecting a merger, capital share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more founder-led businesses in a sector being disrupted by technological change. Tailwind Two’s management team and directors have invested extensively in founder-run businesses, with notable success in the space industry. Tailwind Two is led by Chairman Philip Krim, and Co-Chief Executive Officers Chris Hollod and Matt Eby. In addition to the members of its management team and board of directors, Tailwind Two has assembled an Advisory Board that will help position Tailwind Two as the value-add partner of choice for today’s leading entrepreneurs.

About Terran Orbital
Terran Orbital Corporation is a leading vertically integrated provider of end-to-end satellite solutions. Terran Orbital combines satellite design, production, launch planning, mission operations and in-orbit support to meet the needs of the most demanding military, civil and commercial customers. In addition, Terran Orbital is developing one of the largest, most advanced NextGen Earth Observation constellations to provide persistent, real-time earth imagery. Learn more at www.terranorbital.com.

Important Information and Where to Find It
In connection with the proposed business combination with Terran Orbital, Tailwind Two filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 (as amended or supplemented through the date hereof, the "Registration Statement") containing a definitive proxy statement/prospectus (the "Proxy Statement/Prospectus"). The Registration Statement has been declared effective by the SEC and has been mailed to Tailwind Two's shareholders. This communication does not contain all the information that should be considered concerning the potential transaction and is not intended to form the basis of any investment decision or any other decision in respect of the potential transaction. Tailwind Two's shareholders and other interested persons are advised to read the Proxy Statement/Prospectus and other documents filed in connection with the potential transaction, as these materials will contain important information about Terran Orbital, Tailwind Two and the potential transaction. Shareholders will also be able to obtain copies of the Proxy Statement/Prospectus and other documents filed with the SEC, without charge at the SEC's website sec.gov.

Participants in the Solicitation
Tailwind Two and its directors and executive officers may be deemed participants in the solicitation of proxies from Tailwind Two's shareholders with respect to the potential transaction. A list of the names of those directors and executive officers and a description of their interests in Tailwind Two is contained in Tailwind Two's final prospectus relating to its initial public offering dated March 8, 2021, which was filed with the SEC and is available free of charge at the SEC's web site at www.sec.gov. Additional information regarding the interests of such participants is contained in the Proxy Statement/Prospectus. Terran Orbital and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from Tailwind Two's shareholders in connection with the potential transaction. A list of the names of such directors and executive officers and information regarding their interests in the potential transaction are included in the Proxy Statement/Prospectus.

Non-Solicitation
This communication and any oral statements made in connection with this communication shall not constitute an offer, nor a solicitation of an offer, of the sale or purchase of any securities, nor shall any securities of Terran Orbital or Tailwind Two be offered or sold, in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Neither the SEC nor any state securities commission has approved or disapproved of the transactions contemplated hereby or determined if this communication is truthful or complete. Any representation to the contrary is a criminal offense. Nothing in this communication constitutes investment, tax or legal advice or a recommendation regarding any securities. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and you must make your own decisions and perform your own independent investment and analysis of the potential transactions.

Special Note Regarding Forward-Looking Statements
This communication includes certain forward-looking statements, estimates, and projections provided by Terran Orbital that reflect management's views regarding the anticipated future financial and operating performance of Terran Orbital. Forward-looking statements are statements that are not historical, including statements regarding operational and financial plans, terms and performance of Terran Orbital and other projections or predictions of the future. Forward looking statements are typically identified by such words as "project," "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should," and "could" and similar expressions. Such statements, estimates, and projections reflect numerous assumptions concerning anticipated results. Forward-looking statements in this communication may include, for example; statements about Terran Orbital's industry and market sizes; future opportunities; expectations and projections concerning future financial and operational performance and results of Terran Orbital; and the potential transactions, including items such as the implied enterprise value, ownership structure, the amount of redemption requests made by Tailwind Two's shareholders, the ability of Tailwind Two to issue equity or equity-linked instruments in connection with the potential transactions or in the future, the likelihood and ability of the parties to successfully consummate the potential transactions, and those factors set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements; Market Ranking and Other Industry Data" in the Proxy Statement/Prospectus. As these assumptions may or may not prove to be correct and there are numerous factors which will affect Terran Orbital's actual results (many of which are beyond Terran Orbital's control), there can be no assurances that any projected results are attainable or will be realized. Terran Orbital and Tailwind Two disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except as required by law. Terran Orbital's actual results may differ materially from those set forth in this communication. Accordingly, no representations are made as to the accuracy, reasonableness or completeness of such statements, estimates, or projections.

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